Exhibit 13.3

Management’s Discussion and Analysis of Financial Position and Operating Results
and Financial Statements 2005

REINVENT

RECOMMIT

REAFFIRM

its accountability practices

General Information

The Annual General Meeting of Shareholders will be held on May 4, 2006 at 11:00 a.m. at

Ex-Centris, Cinema

and New Media Complex,

3536 Saint-Laurent Blvd.,

Montréal, Québec.

The 2005 Annual Information Form of Cascades Inc. will be available upon request from the Company’s head office as of March 24, 2006.

On peut se procurer la version française du présent rapport annuel en s’adressant au :

Secrétaire corporatif Cascades inc.

404, boul. Marie-Victorin

Kingsey Falls (Québec) J0A 1B0

Vous le trouverez aussi sur notre site

Internet à l’adresse : www.cascades.com

Transfer agent and registrar:

Computershare Investor Services Inc.

Head Office

Cascades Inc.

404 Marie-Victorin Blvd.

Kingsey Falls, Québec

Canada J0A 1B0

Telephone: (819) 363-5100

Fax: (819) 363-5155

Investor Relations

For additional information, please contact:

Marc Jasmin, CMA

Director, Investor Relations

Cascades Inc.

772 Sherbrooke Street West

Montréal, Québec H3A 1G1

Telephone: (514) 282-2681

Fax: (514) 282-2624

investor@cascades.com

THE COMPANY

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the years ended December 31, 2005 and 2004. For additional information, readers are referred to theCompany’s Annual Information Form (“AIF”),which is published separately. Information contained herein includes any significant developments as at February 22, 2006, the date of approval of the MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes, variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Companyuses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-GAAP measures section.

DIRECTORS AND SENIOR MANAGEMENT

Alain Lemaire PRESIDENT AND CHIEF EXECUTIVE OFFICER, CASCADES INC.	James B.C. Doak PRESIDENT AND MANAGING DIRECTOR, MEGANTIC ASSET MANAGEMENT INC.	André Desaulniers DIRECTOR OF COMPANIES

Laurent Lemaire EXECUTIVE VICE-CHAIRMAN OF THE BOARD, CASCADES INC.	Robert Chevrier PRESIDENT, SOCIÉTÉ DE GESTION ROCHE INC.	Michel Desbiens CONSULTANT AND DIRECTOR OF COMPANIES

Bernard Lemaire CHAIRMAN OF THE BOARD, CASCADES INC.

Board of Directors

Bernard Lemaire (1)

Chairman of the Board,

Cascades Inc.

Laurent Lemaire (1)

Executive Vice-Chairman of the Board, Cascades Inc.

Alain Lemaire (1)

President and Chief Executive Officer, Cascades Inc.

Martin P. Pelletier (4)

Pulp and Paper Consultant

Paul R. Bannerman

Chairman of the Board,

Etcan International Inc.

André Desaulniers (2), (5)

Director of companies

Louis Garneau (3)

President, Louis Garneau Sports Inc.

Sylvie Lemaire (4)

President, Fempro Inc.

Michel Desbiens (3), (4)

Consultant and Director of companies

Laurent Verreault (2), (3)

Chairman of the Board and Chief Executive Officer,

Groupe Laperrière & Verreault Inc.

Robert Chevrier (2)

President, Société de gestion

Roche Inc.

David McAusland (5)

Executive Vice-president,

Corporate Development and

Chief Legal Officer, Alcan Inc.

James B.C. Doak (2), (5)

President and Managing Director,

Megantic Asset Management Inc.

Committees

(1) Member of the Administrative Committee

(2) Member of the Audit Committee

(3) Member of the Human Resources Committee

(4) Member of the Environmental, Health and Safety Committee

(5) Member of the Corporate Governance Committee

Louis Garneau PRESIDENT, LOUIS GARNEAU SPORTS INC.	David McAusland EXECUTIVE VICE-PRESIDENT, CORPORATE DEVELOPMENT AND CHIEF LEGAL OFFICER, ALCAN INC.	Paul R. Bannerman CHAIRMAN OF THE BOARD, ETCAN INTERNATIONAL INC.

Sylvie Lemaire PRESIDENT, FEMPRO INC.	Martin P. Pelletier PULP AND PAPER CONSULTANT	Laurent Verreault CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER, GROUPE LAPERRIÈRE & VERREAULT INC.

Christian Dubé VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER	Robert F. Hall VICE-PRESIDENT, LEGAL AFFAIRS AND CORPORATE SECRETARY	Allan Hogg CORPORATE CONTROLLER AND TREASURER

Senior Management

Bernard Lemaire

Chairman of the Board

Alain Lemaire

President and Chief Executive Officer

Laurent Lemaire

Executive Vice-Chairman of the Board

Robert F. Hall

Vice-President, Legal Affairs and Corporate Secretary

Christian Dubé

Vice-President and Chief Financial Officer

Norman Boisvert

Vice-President, Administration

Claude Cossette

Vice-President, Human Resources

Alain Ducharme

Corporate Vice-President

Jean-Luc Bellemare

Vice-President, Information Technology and purchasing

Hubert Bolduc

Vice-President, Communications and Public Affairs

Allan Hogg

Corporate Controller and Treasurer

Léon Marineau

Vice-President, Environment

Suzanne Blanchet

President and Chief Executive Officer, Cascades Tissue Group

Marc-André Dépin

President and Chief Executive Officer, Norampac Inc.

Éric Laflamme

President and Chief Operating Officer, North America,

Cascades Boxboard Group

Mario Plourde

President and Chief Operating Officer,
Cascades Specialty Products Group and

President and Chief Executive Officer,

Cascades Fine Papers Group Inc.

Stéphane Thiollier

Vice-President, Managing Director, Cascades S.A.

OBJECTIVES

Long-term objective

Maximize our return on assets

(1) OIBD excluding specific items/average total assets.

Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production and conversion of packaging products, tissue papers and fine specialty papers mainly manufactured from recycled fibres. Cascades conducts its business principally through three operating segments: Packaging, Tissue Papers and Fine Papers.

Financial results within sustainable development

Environmental performance

Despite the numerous changes in the paper and packaging industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing itsconsumption by 2% per year.

Human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways of workingtogether for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but it also aims at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows to optimize the value of its assets in order to increase its return on capital employed and thereby, attain or exceed its cost of capital.

STRATEGY

Focus on packaging and tissue

The focus on packaging and tissue is one of the main characteristics that makes Cascades unique in the industry in Canada. Effectively, through asset purchases, we have positioned ourselves in the packaging and tissuesegments, which are more consumer-oriented markets. In these businesses, we operate in different geographic locations and we are among the market leaders.

Optimize use of recycled fiber

Cascades produces the majority of its products from recycled fiber. We manufactured approximately 2.5 million tons of packaging, tissue products and fine papers last year. The overall purchase content of recycled fiber is estimated to be close to 65% in terms of tons representing approximately 45% of our cost of manufacturing raw materials. We intend to continue touse recycled fiber as our main source of raw materials. We enjoy more than 40 years of experience with this type of raw material and the volume of our purchases gives us a unique position in Canada. Furthermore, we firmly believe that the demand for recycled products will grow in the future.

Increase integration rate

By increasing our converting integration rate, we expand the quantity of board and paper that we convert into value-added products. Also, a better integration rate presents three main advantages: it brings us closer to the end-user; converting operations are less capital intensive; and it improves stability at the mill.

Promote the entrepreneurial culture

We have a decentralized management structure in which each of our units operates as a distinct profit center. We believe in market price transfer as an important tool to support and measure efficient capital allocation. In addition, we have implemented a profit sharing plan that is linked to the financial and operating performance of each individual facility. Our work force is young and we believe that our corporate culture and our employees are the best assets we have to adapt to an ever-changing environment.

ACTION PLAN

In line with our strategy, our action plan focus on improving our profitability as well as optimizing our portfolio of assets.

Continuous improvement program

One of Cascades’ top priorities has always been the improvement of processes, including eliminating unnecessary activities and variations. Through targets, tools and measures (presented on the next page), Cascades is dedicated to the development of new products, to the improvement of the quality of its existing products, lowering costs and inefficiencies, and optimizing customer service.

Focus on non-performing assets

Through our continuous improvement program, we closely monitor non-performing assets, which represent less than 10 manufacturing and converting units out of more than 100. Important cost-cutting measures have been implemented in order to improve profitability and difficult decisions were taken in 2005 in the Fine Papers segment. Currently, we are mainly focussing on the Boxboard operations.

Divestiture of non-core assets

In our 2004 strategic plan, we highlighted that our focus would be on packaging and tissue. Consequently, we identified our distribution operations as assets held for sale. In 2005, we completed the divestiture of our Tissue and Fine Papers distribution activities (closing occurred in February 2006). In the future, other assets could be targeted for sale if they fail to provide synergies with our core operations.

Deleveraging our balance sheet

We intend to continue to deleverage our balance sheet in order to improve our financial flexibility. This will be accomplished through a combination of cost-cutting measures, assets-optimization program, realization of potential divestiture program, and positive free cash flow improvement.

Selective acquisitions in core segments

In line with our deleveraging objective, we plan to continue seeking opportunistic and selective acquisitions. Without neglecting our financial flexibility, we believe that the conditions prevailing in the industry create many opportunities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

To monitor our action plan, we use some key performance indicators, including the following:

	2005	2004	2003
OPERATIONAL
Manufacturing shipments (in thousands of short tons)
Packaging
Boxboard	889	857	856
Containerboard	715	718	721
Specialty products	198	195	190
	1,802	1,770	1,767
Tissue papers	425	399	368
Fine papers	267	289	279
Total	2,494	2,458	2,414
Integration rate (%)
Packaging
Boxboard (North America)	47%	44%	44%
Containerboard (North America)	61%	65%	61%
Specialty products (paper only)	18%	19%	19%
Tissue papers	63%	64%	61%
	46%	46%	44%
Operating rate (%)(1)
Packaging
Boxboard	93%	89%	89%
Containerboard	94%	89%	90%
Specialty products	94%	93%	90%
Tissue papers	97%	91%	88%
Fine papers	78%	85%	82%
Total	92%	89%	88%
% of recycled fiber content(2)	65%	67%	65%
Water consumption – m3/ton	18.7	18.3	18.3
Energy consumption – GJ/ton	10.85	11.18	11.35
Work accidents – OSHA frequency rate	9.2	10.6	10.9
FINANCIAL
Return on assets (%)(3)
Packaging
Boxboard	6%	7%	6%
Containerboard	9%	12%	11%
Specialty products	10%	10%	10%
Tissue papers	19%	14%	13%
Fine papers	-3%	-1%	2%
Consolidated return on assets (%)	8.5%	8.5%	8.5%
Working capital(4)
In millions of $	594	577	542
% of sales	15.4%	15.6%	15.7%

(1)   Paper manufacturing only. Based on practical capacity

(2)   Recycled fiber purchases / Total fiber purchases (in tons, including 100% of Norampac)

(3)   Return on assets is a non-GAAP measure and is defined as OIBD excluding specific items / Average assets

(4)   Working capital: accounts receivable plus inventories less accounts payable and accrued liabilities. It includes assets held for sale but excludes unpaid provisions for closing and restructuring costs of $55 million.

BUSINESS ENVIRONMENT

Key financial drivers

As a packaging and Tissue company, our financial results are mainly driven by the following factors:

Sales

•      Selling prices

•      Demand for packaging and tissue

•      Foreign exchange rates, mainly CAN$/US$

•      Product mix

•      Population growth

•      Industrial production

•      Demand for durable and non-durable goods

•      Product substitution

•      Product innovation

•      Demand for environmentally friendly, recycled products

Costs

•      Fiber (recycled, virgin and woodchips) prices, availability and production recipes

•      Foreign exchange rates (mainly CAN$/US$)

•      Energy prices

•      Labour

•      Freight

•      Chemical prices

•      Operating rates and production downtime

•      Government policies

Geographical breakdown of operations

Our financial results are also influenced by our geographical sales and assets mix:

Segmented breakdown of operations

In addition, our financial results are affected by the relative weight of each of our business segments:

Structural issues

In general, the paper and packaging industry is facing challenging conditions. Demand in Western countries in 2005 has been mostly flat or declining with the exception of the tissue sector. Furthermore, energy and chemical costs, two important cost drivers, have been steadily increasing since 2003. In Canada, market conditions have worsened because of the rapid and constant appreciation of the Canadian dollar against the U.S. dollar.

This situation led to announcements of massive restructuring initiatives and closures, mostly in North America, in 2005. In the last year, nearly 6 million tons of North American capacity was shut in the pulp, paper and packaging industry. This supply contraction in North America was in response to soft demand as well as increased capacity in Asia and South America. China, which is an important export market for packaging products, has been increasing capacity in the past few years. As a result, export conditions have been difficult for North American producers but even more for European and other Asian producers. This situation is expected to continue in the coming years.

Recycled paper, virgin pulp and woodchips

Recycled paper, virgin pulp and woodchips represent the main cost of our manufacturing operations. They account for 65%, 11% and 24% respectively of our total purchased volumes.

Overall, the North American paper and packaging industry closures resulted in a decrease in the demand for virgin and recycled fiber in 2005. This decrease in North America was offset by the increased Asian demand.

With regard to the recycled paper market, in 2005, Asia consumed approximately 30% of the recycled paper generated in the U.S. with more than 50% going to China (source: RISI). However, this stronger Asian demand for recovered paper did not lead to recycled fiber price increases. In fact, as a result of the massive North American closures and lower demand, U.S. dollar prices decreased for most of the grades, including old corrugated containers (OCC), old newspapers (ONP), and sorted office papers (SOP).

In the virgin pulp market, global shipments were nearly flat in 2005 compared to the prior year. Inventories remained relatively high throughout the year and this situation, combined with cost pressures, led to pulp capacity closures in North America. This drop in supply resulted in price increases. On a global scale, many projects are under construction, mostly in South America, and will add new capacity in the coming years.

Concerning the woodchip situation in Eastern Canada, prices have risen steadily since 2003 and they are now the highest in the world (source: CIBC World Markets). This increase is mostly due to the imbalance between chips productionand demand, as well as the rising costs of sawmills, which are related to the lumber duties imposed by the U.S. and growing stumpage fees (source: CIBC World markets). In addition, with the recent reduction of 20% imposed by the Government ofQuébec (Canada) on the allowable provincial harvest of softwood timber, the business environment in the woodchip industry remains challenging.

Packaging

In packaging, we operate in three different sectors: Boxboard, Containerboard (through our jointventure, norampac), and Specialty products (mostly protective packaging products). Each sector is facing its own structural issues.

Boxboard

Our coated boxboard manufacturing operations are located in Europe and in North America. North America accounts for approximately 70% of our sales in the sector. In Europe, we manufacture virgin as well as recycled coated boxboard. In North America, we manufacture mainly recycled coated boxboard. We also have converting operations in North America, divided into two businesses: General folding cartons and Quick-service-restaurants (QSR).

In Europe, in the coated recycled sector, the market was in oversupply and prices in euros decreased in the past two years. As a result of the growing Asian capacity and a strong Euro, exports were under pressure and competition intensified. Nevertheless, price increases were announced for the beginning of 2006 as a result of increasing cost pressures.

In the European virgin boxboard market, business conditions remained relatively healthy in 2005. Helped by a supply constraint because of a strike in Finland and good demand from end-use markets, notably cosmetics and tobacco, Euro prices were stable in 2005.

In North America, the coated recycled boxboard market is facing challenging conditions. The growing Asian capacity, end-customer purchasing power, as well as product substitution put pressure on this sector. In this context, based on RISI’s capacity figures, approximately 5% of North American capacity was closed in 2005 and roughly 30% was identified as assets held for sale. Nonetheless, pressured by higher costs, the U.S. dollar selling prices increased by approximately 4% in 2005.

On the converting side, due mainly to overcapacity, the general folding carton business conditions are extremely competitive. As for the QSR business, demand remains healthy.

Containerboard

With the exception of one mill, Norampac’s containerboard operations are located in North America. According to RISI, the top five North American manufacturers account for roughly 70% of total capacity. The North American market is affected by the pressure on exports as a result of the growing capacity in Asia, and the displacement of the manufacturing capacity of Western countries to China. According to the Fibre Box Association, approximately 80% of the primary end-use markets for corrugated products are non-durable goods (food, beverages and agricultural products, paper products, petroleum, plastic, synthetic and rubber products).

In the North American containerboard market, demand was soft for the first nine months of 2005. As a result, official U.S. dollar transaction prices decreased during the summer. However, this trend was reversed in the fourth quarter of 2005 following a seasonal pickup in demand, important closures by almost all industry players (about 3.5% of North American capacity according to RISI) as well as two major hurricanes, which damaged production facilities and inventories. This led to record-level shipments in the following months which resulted in two selling price increases, and an announcement of a third price increase for spring 2006.

Specialty products

The Specialty products Group includes 23 operating units located in North America and three in Europe.  This Group is active mostly in protective packaging and is divided into seven subgroups, namely: paper mill packaging, deinked pulp, plastic products, specialty paper & board, honeycomb products, moulded pulp products and waste paper recovery.

The Group mostly operates in niche markets and is, therefore, less impacted by global structural issues. However, prices in this segment are often influenced by other grades of paper. Substitution also plays a role, as well as production levels in the paper and packaging industry.

Tissue

Our tissue operations are located in North America, and are divided into two businesses: retail and away-from-home (AFH). In the retail sector, we operate in two markets: private label and national brand. Also, we either convert products ourselves or sell parent rolls to independent converters.

According to RISI, the top five North American manufacturers accounted for roughly 78% of total capacity in 2005. The tissue industry is not considered a global industry since international trade of tissue products is expensive and currently marginal. In that sense, the structural issues influencing Cascades’ tissue segment are North American. The main determinants for demand are population growth and product innovation. In the private label retail market, clients are becoming bigger and are looking for suppliers that can fully satisfy their volume requirements.

In 2005, driven by capacity expansion, U.S. tissue production increased by more than 4% (source: RISI). However, North American tissue demand grew for the fifth consecutive year preventing market imbalance (source: RISI). As a result of growing demand and escalading cost pressures, price increases were implemented in 2005 and additional increases were announced for the beginning of 2006. During the next two years, the market is expected to remain balanced as further capacity expansion should be offset by growth in demand and the closure of 140,000 tons of capacity announced by Georgia-Pacific in October 2005.

Fine papers

The Fine papers Group now includes one paper mill, one converting plant and one de-inked pulp mill. We estimate the capacity of the paper mill represents less than 1% of the North American capacity of uncoated free sheet.

In North America, the U.S. uncoated free sheet demand declined approximately 4% in 2005 as customers reduced inventories, but also due to the continued substitution effect from electronic information (source: RISI). In fact, according to RISI, demand has dropped by more than 12% from its peak in 1999. In addition, the uncoated free sheet market has been affected by paper brightness issues and increasing competition from overseas. As a result, North American producers reduced capacity by approximately 6% in 2005 (source: RISI). With this tightening of supply and cost pressures, producers announced price increases for the beginning of 2006.

In 2005, the Fine papers Group announced the closure of its coated free sheet mill, located in Thunder Bay, Ontario and thereby terminated its activities in this market. In North America, the coated free sheet market is strongly affected by the growing capacity in Asia, the drop in demand for magazines and paper publications, as well as newsprint mill conversion to coated paper.

Finally, the Group announced the sale of its distribution assets in 2005 (closing occurred in February 2006). These assets were identified as held for sale in 2004.

Economic data and pricing

Cascades’ results are sensitive to exchange rates, mostly CAN$/US$, and energy prices. Therefore, the following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, and the U.S. dollar against the Euro, as well as the spot prices for Henry Hub natural gas (US$/mmBtu) and WTI crude oil (US$/barrel). The influence of these factors on Cascades’ financial results is highlighted in the sensitivity table (see p.35). The natural gas hedge portfolio (see p.37) should also be considered.

Evolution of exchange rates

Evolution of energy prices

	2005	2004	2003
Foreign exchange rates–average
CAN$/US$	1.211	1.301	1.401
US$/CAN$	0.826	0.769	0.714
CAN$/EURO	1.508	1.617	1.582
Energy prices–average
Natural gas Henry Hub (US$/mmBtu)	8.62	6.11	5.38
Crude oil WTI (US$/barrel)	57.28	41.60	30.84

Source: Bloomberg

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices. The influence of some of these prices on the Company’s financial results is highlighted in the sensitivity table (see p.35).

Cascades North American price indexes

Cascades North American raw material indexes

(1)   Cascades North American selling prices index represents an approximation of Cascades’ selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as indicator trends as it might be different from our actual selling prices and our product mix.

(2)   Cascades North American raw materials index represents the average weighted cost paid for some of our raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as indicator trends and it might be different than our actual purchasing costs and our purchase mix.

(3)   Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

(4)   Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

(5)   Cascades North American recycled fiber index represents the average weighted cost paid for recycled papers in North America.

These indexes should only be used as indicator trends and they might be different than our actual selling prices or purchasing costs.

	2005	2004	2003
Selling prices
Cascades North American US$ index
(index 2002 = 1,000)(1)	1,147	1,070	995
Packaging
Boxboard
North America (US$/ton)
Recycled boxboard–20pt. clay coated news (list)	720	686	653
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index (2)	650	679	685
Virgin coated duplex boxboard (GC2) index (3)	1,014	1,003	997
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (list)	478	468	421
Corrugated medium 26-lb. semichemical, East U.S. (list)	447	432	376
Specialty products (US$/ton)
Recycled boxboard–20pt. bending chip (list)	600	557	501
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	580	520	470
Unbleached kraft paper, grocery bag 30-lb.	765	699	663
Tissue papers
Cascades Tissue papers (index 1999 = 1,000) (4)	1,335	1,189	1,131
Fine papers (US$/ ton)
Uncoated white 50-lb. offset, rolls	726	676	634
Coated publication No. 3 grade, 60-lb. rolls	902	808	795
Raw materials
Cascades North American US$ index
(index 2002 = 300) (5)	364	370	316
Recycled paper (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC)	82	82	60
Special news, de-inked quality, no. 6 (ONP)	57	57	42
Sorted office papers, no. 37 (SOP)	97	122	110
Europe (Euro/tonne)
Recovered mixed paper & board sorted index (6)	43	46	49
Virgin pulp (US$/metric ton)
Bleached softwood kraft Northern, East U.S.	647	640	553
Bleached hardwood kraft Northern mixed, East U.S.	607	536	522
Woodchips, conifer Eastern Canada (US$/odmt)	136	121	108

Source: Pulp&Paper Week, PPI, CIBC World Markets and Cascades.

(1)   Cascades North American selling prices index represents an approximation of Cascades’ selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as an indicator of a trend as it might be different from our actual selling prices and our product mix.

(2)   Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)   Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)   Cascades Tissue paper selling prices index represents a mix of primary and converted products.

(5)   Cascades North American raw materials index represents the average weighted cost paid for some of our raw materials namely, recycled fiber, virgin pulp and woodchips. It is weighted according to the volume of purchase (in tons). This index should only be used as an indicator of a trend and it might be different than our actual purchasing costs and our purchase mix.

(6)   Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as indicator trends and it might be different than our actual purchasing costs and our purchase mix.

RESULTS

Overview

In 2005, sales increased by $206 million, or 6.3% to $3.5 billion compared to $3.3 billion in 2004. Operating income decreased by $143 million including specific items which substantially affected the results during the year 2005. Excluding these specific items which will be discussed in detail in each of the segments, operating income was down $14 million or 15%, at $77 million, compared to $91 million in 2004. Even with the 7.4% strengthening of the Canadian dollar against the U.S. dollar compared to 2004, and the strong increase in energy costs during the year, these results highlight the positive impact of the Company’s diversification of business lines, the improvement in Tissue papers and the lower prices of recycled fibre. The Company’s net loss was $97 million or $1.19 per share, following substantial impairment loss on property, plant and equipment as well as restructuring and closure charges incurred during the third and fourth quarter of 2005. These were however partially offset by a foreign exchange gain on U.S. denominated debts. These U.S. denominated debts offer an additional hedge against currency fluctuation.

Selected Consolidated Information

For the years ended December 31	As reported			Excluding specific items (1)
(in millions of dollars, except amounts per share)	2005	2004	2003	2005	2004	2003
Sales (net of eliminations)
Packaging	2,437	2,274	2,040
Tissue Papers	718	714	684
Fine Papers	707	704	725
Assets held for sale	(402)	(438)	(454)
	3,460	3,254	2,995
Operating income (loss) before depreciation and amortization “OIBD”(1)
Packaging	109	178	174	169	190	174
Tissue Papers	101	76	73	102	76	73
Fine Papers	(114)	(3)	6	(9)	(3)	6
Corporate	7	(4)	(3)	—	(4)	(3)
Assets held for sale	7	(9)	(13)	(11)	(9)	(13)
	110	238	237	251	250	237
OIBD / sales	3.2%	7.3%	7.9%	7.3%	7.7%	7.9%
Assets(2)
Packaging	2,149	2,086	2,009
Tissue Papers	547	549	578
Fine Papers	344	366	367
Corporate(3)	55	35	(11)
Consolidated	3,095	3,036	2,943
OIBD (including assets held for sale)/assets	3.3%	8.1%	8.5%	8.5%	8.5%	8.5%
Net earnings (loss)
Net earnings (loss)	(97)	23	55	6	16	16
Basic and diluted per common share	$(1.19)	$0.28	$0.66	$0.07	$0.20	$0.19
Net earnings (loss) from continuing operations	(87)	20	51	—	13	12
Basic and diluted per common share	$(1.07)	$0.25	$0.61	—	$0.17	$0.14
Other key results
Operating income (loss) from continuing operations	(64)	79	94	77	91	94
Cash flow from operations (1)	94	158	158	154	158	158
per common share(1)	$1.16	$1.93	$1.93	$1.90	$1.93	$1.93
Total long-term debt	1,297	1,226	1,110
Other long-term liabilities	265	303	265
Dividends per common share	$0.16	$0.16	$0.16
Selected operational data
Shipments(4)				2,494	2,458	2,414
Cascades North American US$ selling price index(5)				1,147	1,070	995
Cascades North American US$ raw material price index(6)				364	370	316
Energy average price(7)				$8.62	$6.11	$5.38
Currency average rate–CAN$/US$				$1.21	$1.30	$1.40

(1)  See the supplemental information on non-GAAP measures.

(2)  Average total assets.

(3)  Including consolidation revaluation, intersegment eliminations and investments.

(4)  Paper manufacturing shipments only.

(5)  Cascades North American selling prices index represents an approximation of Cascades’ selling prices in North America. It is weighted according to shipments. It takes into account some of the main products of Cascades for which prices are available in the Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as an indicator of a trend as it might be different from our actual selling prices and our product mix.

(6)  Cascades North American raw materials index represents the average weighted cost paid for some of our raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as indicator trends and it might be different than our actual purchasing costs and our purchase mix.

(7)  Henry Hub (US$/mmBtu), Source: Bloomberg

Assets held for sale

During the fourth quarter of 2004, the Company initiated a divestiture plan to dispose of substantially all of the distribution activities of its Fine Papers and Tissue Paper segments, mainly distributors of third-party products. This decision resulted from the Company’s strategic plan, which concluded that future developments would be through its Packaging and Tissue manufacturing and converting activities.

Consequently, the assets, liabilities, results and cash flows of the distribution activities for the current year and for other comparison periods have been classified as assets held for sale. For further financial information related to the assets held for sale, refer to note 4 of the consolidated financial statements.

The following specific items are included in the results of the assets held for sale:

a) On March 31, 2005, the Company completed the sale of its distribution activities in the Tissue Paper segment to a subsidiary of Groupe Sani-Marc, located in Victoriaville, Québec for a total net consideration of $15.7 million. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

b) On November 17, 2005, the Company announced that it reached an agreement for the sale of its paper merchant division known as Cascades Resources, the distribution activities of its Fine Papers Group, to Coast Paper Limited, now known as PaperlinXCanada Limited, a subsidiary of PaperlinX Limited, for a purchase price of approximately $85 million. The Company expects to complete this transaction by the end of February 2006, subject to regulatory approval and other normal closing conditions. In regard to this transaction, the Company recorded a loss of $9 million ($7 million after-tax). The net book value of these net assets was revised to their net realizable value. The final purchase price will be adjusted during the year 2006.

c) In 2003, the Company was informed that one of its divisions, Cascades Resources, was the subject of an inquiry by the Canadian Commissioner of Competition as to whether this division and its competitors had colluded to unduly reduce market competition between paper merchants in Canada. On January 9, 2006, the Company entered a guilty plea in Ontario Superior Court in relation to sales in Ontario and Québec of carbonless sheet paper by its paper merchant business, Cascades Resources. Pursuant to the plea, the Company has agreed to pay a total of $12.5 million, payable in equal instalments over a period of six and a half years. The first payment will be due in January 2008. In 2005, a loss of $10 million was recorded in earnings, representing the discounted amount of the liability which is presented as other liabilities in the balance sheet.

Financial results for the year ended December 31, 2005 compared with the year ended December 31, 2004

Sales

Sales increased by $206 million, or 6.3%, to $3.5 billion for the year 2005, versus $3.3 billion for 2004.

Business acquisitions incurred in 2004 and 2005 have accounted for $175 million in sales for the year. On August 24, 2004, the Company increased its participation from 50% to 100% in Dopaco Inc. Consequently, its results were consolidated proportionately between October 1, 2003 and August 24,2004 and have been fully consolidated since that date, contributing $150 million in additional sales for 2005. In addition, companies acquired in 2004 and 2005 have contributed $25 million in additional sales for the year.

Because of the increase in input costs during 2005, net average selling prices have been increased in the Tissue Papers and Fine Papers segments. Furthermore, in the Tissue Papers segment, favorable market conditions explained the price increases. These price fluctuations have been affected by the

7.4% strengthening of the Canadian dollar versus the U.S. dollar, compared with 2004. The fluctuation of the Canadian dollar had a direct impact on export prices. Nevertheless, it has also contributed to downward prices in Canadian dollars, on the domestic market because several of the Company’s product lines are priced in U.S. dollars.

Overall, shipments increased 1.5% compared with 2004, mainly in the European boxboard market and in the Tissue Papers segment but decreased in the Fine Papers segment due to market downtime because of lower demand for some products.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $110 million for the year compared with $238 million for 2004. The margin of operating income before depreciation and amortization has substantially decreased at 3.2% for the year, compared with 7.3% in 2004. The 2005 operating income before depreciation and amortization includes $141 million of specific items which are detailed in the next section. Excluding these specific items, the Company was able to maintain operating income before depreciation and amortization at the same level as 2004, at $251 million, even in a difficult business environment: higher raw materials production costs, energy and transportation costs, and the strengthening of the Canadiandollar which had an estimated $35 million negative impact for 2005. Also, variable costs were affected by downtime in the Fine Papers sector and changes in the production mix in the Boxboard Group. Higher prices in all sectors, higher volume mainly in the Tissue sector as well as the business acquisitions realized over the last twelve months added a positive contribution. The diversity of the Company’s business lines mitigated these variations.

The operating income before depreciation variance analysis is as follow:

OIBD variance analysis

		Tissue	Fine		Assets held
(in millions of dollars)	Packaging	Papers	Papers	Corporate	for sale	Consolidated
OIBD for the year ended December 31, 2004 (excluding specific items)	190	76	(3)	(4)	(9)	250
Positive (negative) impact from:
Sales volume	2	13	(3)	—	—	12
Selling price	65	63	23	(9)	(1)	141
Raw materials(1)	(35)	(5)	(3)	—	—	(43)
Energy	(16)	(10)	(2)	—	—	(28)
Variation of the Canadian dollar(2)	(27)	(9)	(9)	9	1	(35)
Variable costs(3)	(24)	(6)	(14)	—	—	(44)
Fixed costs and other sectors(4)	(5)	(20)	2	4	(2)	(21)
Business acquisitions	19	—	—	—	—	19
OIBD excluding specific items	169	102	(9)	—	(11)	251
Specific items	(60)	(1)	(105)	7	18	(141)
OIBD for the year ended December 31, 2005	109	101	(114)	7	7	110

(1)   The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)   The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3)   The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)   Includes all other costs such as repair and maintenance, selling and administration, profit sharing and the change in OIBD of operation units that are not in the manufacturing or converting sectors.

The segmented reconciliation of operating income before depreciation as reported to operating income before depreciation excluding specific items is as follows:

					OIBD excluding
	OIBD	Specific items			specific items
(in millions of dollars)	2005	Closure	Impairment	Others	2005
Packaging
Boxboard	33	2	30	—	65
Containerboard(1)	42	8	13	5	68
Specialty products	34	—	2	—	36
	109	10	45	5	169
Tissue Papers	101	2	—	(1)	102
Fine Papers	(114)	64	22	19	(9)
Corporate	7	—	—	(7)	—
Total OIBD	103	76	67	16	262
Assets held for sale	7	—	—	(18)	(11)
Consolidated OIBD	110	76	67	(2)	251

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Specific items included in operating Income before depreciation and amortization

The Company incurred in 2005 and 2004 some specific items that adversely or positively affected its operating results. The Company believes that it is useful for the readers to be aware of these items and that they provide a measure of performance to compare its results between periods without regard to these specific items.

a) UNUSUAL GAINS In 2005, the Company and a joint venture recorded the following unusual gains amounting to $10 million:

•      a gain of $4 million, representing the share of the Company, on the disposal of a building by a joint venture company;

•      a gain of $7 million has been recorded in earnings following the sale by the Company of a warehouse of the corporate sector resulting in a gain of $11 million. The remaining portion of the gain has been deferred and will be amortized over the term of a 2-year lease agreement entered into with the buyer;

•      an impairment loss of $1 million on investment in a significantly influenced company of a joint venture company.

b) IMPAIRMENT LOSS AND CLOSURE AND RESTRUCTURING COSTS. In 2005, the Company announced the permanent shutdown of its Fine papers Thunder Bay, Ontario mill and a joint venture company announced the permanent shutdown of one machine at its Red Rock mill in Ontario. A joint-venture company closed three corrugated products converting units: in Montréal (Québec), Concord (Ontario) and Buffalo (New York). The company also announced the closure of certain equipment at its St-Jérôme Fine papers mill and at its Montréal boxboard converting plant as well as the relocation of certain equipment from its Toronto Tissue converting unit. The Company and a joint venturealso reduced the value of some fixed assets to their net realizable value.

After performing asset impairment tests on some of its units, the Company recorded an impairment charge of €20 million ($28 million or $19 million after-tax) against its Blendecques,France boxboard mill.

The following impairment charges and closure and restructuring costs were recorded:

	Impairment	Closure & restructuring	Total
Boxboard–Montréal	—	2	2
Boxboard–Blendecques	28	—	28
Containerboard–Red Rock	7	4	11
Containerboard–Montréal, Concord and Buffalo	2	4	6
Tissue papers–Toronto	—	2	2
Fine Papers–Thunder Bay	20	58	78
Fine Papers–St-Jérôme	2	6	8
Other impairment charges	8	—	8
	67	76	143

The following table shows conciliation of all closure and restructuring costs provisions as at December 31, 2005:

Balance–Beginning of the year	—
Additional provisions
Severance and pension liability	57
Write down of inventories	13
Other closing costs	6
Non-monetary items
Write down of inventories	(13)
Pension liability	(3)
Closure costs payments	(5)
Balance–End of the year	55

c) LOSS ON DERIVATIVE FINANCIAL COMMODITY INSTRUMENTS In 2005, a joint venture of the Company recorded an unrealized loss on certain commodity swap contracts that were not designated as hedging instruments in the net amount of $8 million (including $1 million as amortization of the transitional deferred unrealized gain under AcG-13). This compares with a gain of $2 million in 2004.

Segmented analysis

Packaging products

	Sales		OIBD		Assets(2)		OIBD/assets
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(%)
	2005	2004	2005	2004	2005	2004	2005	2004
Boxboard
Manufacturing–North America	237	241	—	—
Manufacturing–Europe	447	464	(17)	19
Converting	717	513	56	45
Others and eliminations	(20)	13	(6)	3
	1,381	1,231	33	67	1,037	972	3%	7%
Containerboard(1)
Manufacturing	331	344	(14)	25
Converting	494	489	46	54
Others and eliminations	(186)	(200)	10	8
	639	633	42	87	745	731	6%	12%
Specialty products	509	509	34	24	367	383	9%	6%
Eliminations	(47)	(44)	—	—	—	—
	2,482	2,329	109	178	2,149	2,086	5%	9%
Excluding specific items
Boxboard			65	67			6%	7%
Containerboard(1)			68	85			9%	12%
Specialty products			36	38			10%	10%
Excluding specific items			169	190			8%	9%

	Shipments				Average selling price		Average selling price		Price reference
	(in thousands)				(in CAN$/unit)		(in US$/unit)		(in US$/unit)
	2005		2004		2005	2004	2005	2004	2005	2004
Boxboard
Manufacturing–
North America	336 st		336 st		706	717	583	551	720	686
Manufacturing–Europe	553 st		521 st		808	889	€535	€550	€777	€787
Converting	20,718 carton		13,988 carton
Containerboard(1)
Manufacturing	715 st		718 st		461	479	380	368	478	468
Converting	6,868 msf		6,802 msf		72	72	59	55
Specialty products	198 st	(3)	195st	(3)
	1,802 st		1,770 st

(1)  The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

(2)  Average total assets

(3)  Consist of the paper manufacturing shipments only.

Sales of the packaging products segment increased by $153 million, or 6.6%, amounting to $2.482 billion for 2005, compared with $2.329 billion in 2004. The additional contributions of new businesses acquired during the last twelve months combined with price increases in U.S. dollars have mitigated the impact of the Canadian dollar appreciation on general pricing.

Packaging segment operating income before depreciation and amortization stood at $109 million for the year compared with $178 million for the same period in 2004, representing a 39% decrease.

Excluding specific items, the operating income before depreciation and amortization decreased by 11% to $169 million from $190 million in 2004. The decrease of $21 million is due to lower profitability of the recycled boxboard sector in Europe, higher raw materials production costs mainly in the converting sector, energy costs and by the strengthening of the Canadian dollar which impacted theresults by approximately $27 million. These negative impacts have been offset by the entire consolidation of Dopaco’s results since august 24, 2004 and also by improved selling prices.

OIBD variance analysis

(in millions of dollars)	Boxboard	Containerboard	Specialty Group	Packaging
OIBD for the year ended December 31, 2004 (excluding specific items)	67	85	38	190
Positive (negative) impact from:
Sales volume	3	1	(2)	2
Selling price	28	22	15	65
Raw materials(1)	(18)	(13)	(4)	(35)
Energy	(9)	(5)	(2)	(16)
Variation of the Canadian dollar(2)	(11)	(14)	(2)	(27)
Variable costs(3)	(17)	(1)	(6)	(24)
Fixed costs and other sectors(4)	3	(7)	(1)	(5)
Business acquisitions	19	—	—	19
OIBD excluding specific items	65	68	36	169
Specific items	(32)	(26)	(2)	(60)
OIBD for the year ended December 31, 2005	33	42	34	109

(1)  The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)  The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3)  The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)  Includes all other costs such as repair and maintenance, selling and administration, profit sharing and the change in OIBD of operation units that are not in the manufacturing or converting sectors.

Boxboard

Sales for the Boxboard Group amounted to $1.381 million for the year, compared with $1,231 million for the same period in 2004. Excluding Dopaco’s contribution of $150 million, sales actually remained stable. Over the course of this period, shipments by primary mills remained stable in North America, but increased approximately 6% in Europe, due to an upturn in some market segments, especially in virgin boxboard which was helped by a strike in Finland. In addition, the 6% increase of net selling prices in US$ in North America during the year was offset by the strengthening of the Canadian dollar. In Europe, average selling prices in euros decreased by 2.6% as a result of production overcapacity exercing strong pressure on prices.

Operating income before depreciation and amortization excluding specific items was impacted by higher raw materials production costs resulting, in part, from the purchase of external board by our converting operations and higher energy costs. The strengthening of the Canadian dollar and the start-up costs of the Fjordcell pulp mill in the second quarter of 2005 following a sevenmonth lock-out also affected the results. This mill has not yet reached the targeted profitability level because of, among other things, prevailing difficult market conditions. Other variable costs were also affected by the change of product offering in folding cartons following a change in its commercial strategy. Nevertheless, these items have been partially offset by the integral consolidation of Dopaco’s results since August 24, 2004.

After performing asset impairment tests on its Blendecques, France recycled boxboard mill, the Company recorded an impairment charge of €20 million ($28 million or $19 million after-tax).

The Company also closed a converting line at its Montréal unit and reduced the value of some fixed assets for a total charge of $4 million.

Containerboard

Sales for the Containerboard Group increased by $6 million, amounting to $639 million for the year, compared with $633 million for the same period in 2004. Shipments remained stable in the manufacturing sector over the period while average selling prices in US$ increased by 3%. Shipments of corrugated products increased slightly compared with 2004, helped by additional volume generated by acquisitions. Also, market conditions allowed for the gradual implementation throughout 2005 of certain price increases that offset the negative impact of a stronger Canadian dollar.

Despite higher selling prices, the operating income before depreciation and amortization excluding specific items decreased to $68 million from $85 million due to higher raw materials production and energy costs, repairs and maintenance costs and by the strengthening of the Canadian dollar. In 2005, this group incurred some specific items following the permanent shutdown of one machine at its mill in Red Rock (Ontario), the closing of three corrugated products converting units in Montréal (Québec), Concord (Ontario) and Buffalo (New York) resulting in specific charges of $17 million. This joint venture also incurred an $8 million unrealized loss on derivative commodity instruments of certain commodity swap contracts, a $4 million gain on the sale of a building and other impairment charges of some assets in the amount of $5 million.

Specialty Products

Sales for the Specialty products Group remained stable at $509 million for 2005, compared with 2004 due to the increased activity of de-inked pulp mills and the full consolidation of its Greenfield SAS de-inked pulp mill for the entire year in 2005.

Operating income before depreciation and amortization excluding specific items, decreased by $2 million to $36 million thanks to better overall pricing for its products. The increased price of market pulp improved the results of the Auburn, Maine de-inked pulp mill which offset the lower contribution of its plastics sector following reduced volume and higher input costs. This group also reduced the value of some fixed assets for an amount of $2 million.

Tissue Group

	Sales		OIBD		Assets(1)		OIBD/assets
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(%)
	2005	2004	2005	2004	2005	2004	2005	2004
Manufacturing & converting	711	665	99	74
Distribution	22	87	2	2
Eliminations	(9)	(35)	—	—
	724	717	101	76	547	549	18%	14%
Specific items			1	—
Excluding specific items			102	76	547	549	19%	14%
Assets held for sale	(16)	(64)	—	—
Total excluding specific items and assets held for sale	708	653	102	76	547	549	19%	14%

(1)  Average total assets

	Shipments		Average selling price		Average selling price		Tissue index
	(in thousands)		(in CAN$/unit)		(in US$/unit)		(in US$/unit)
	2005	2004	2005	2004	2005	2004	2005	2004
Manufacturing & converting	425 st	339 st	1,622	1,553	1,339	1,193	1,335	1,189

Sales of the Tissue Group increased 1%, amounting to $724 million for the year, compared with $717 million in 2004 despite the sale of its distribution activities that occurred at the end of the first quarter of 2005. These activities contributed $64 million in sales in 2004 compared with $16 million in 2005. Average net realized prices in US$ were 12% higher in 2005, in comparison with the corresponding period in 2004, as a result of price increases implemented over the last twelve months. Shipments increased by 6.5% in 2005, particularly following the ramp-up of the Memphis plant. The integration rate decreased by 1% from 64% in 2004 to 63% in 2005. This is mainly due to the increase in shipments of parent rolls for external markets from the Memphis plant, which started its operations at the end of 2004 and has a theoritical capacity of 40,000 tons.

Tissue Group operating income before depreciation and amortization excluding specific items stood at $102 million for 2005, compared with $76 million in 2004. This Group benefited from an increase in the average realized Canadian dollar price of jumbo rolls and converted products. The strengthening of the Canadian dollar had a negative impact of approximately $9 million for the year. This group also incurred additional costs for repairs and maintenance, profit sharing due to higher profitability and selling costs following increased commercial activity in the U.S. Operating income before depreciation and amortization was also negatively affected by approximately $8 million due to the ramp-up of the Memphis mill and converting units in Western Canada and United States. Operating income before depreciation and amortization for 2005 also includes a $1 million gain related to the disposal of the distribution activities that occurred March 31, 2005 for a net consideration of $15.7 million and a $2 million provision charge for the closing and relocation of its Toronto converting unit, which should take place in the first quarter of 2006.

OIBD variance analysis

		Tissue	Fine		Assets held
(in millions of dollars)	Packaging	Papers	Papers	Corporate	for sale	Consolidated
OIBD for the year ended December 31, 2004 (excluding specific items)	190	76	(3)	(4)	(9)	250
Positive (negative) impact from:
Sales volume	2	13	(3)	—	—	12
Selling price	65	63	23	(9)	(1)	141
Raw materials(1)	(35)	(5)	(3)	—	—	(43)
Energy	(16)	(10)	(2)	—	—	(28)
Variation of the Canadian dollar(2)	(27)	(9)	(9)	9	1	(35)
Variable costs(3)	(24)	(6)	(14)	—	—	(44)
Fixed costs and other sectors(4)	5	(20)	2	4	(2)	(21)
Business acquisitions	19	—	—	—	—	19
OIBD excluding specific items	169	102	(9)	—	(11)	251
Specific items	(60)	(1)	(105)	7	18	(141)
OIBD for the year ended December 31, 2005	109	101	(114)	7	7	110

(1)     The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)     The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3)     The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)     Includes all other costs such as repair and maintenance, selling and administration, profit sharing and the change in OIBD of operation units that are not in the manufacturing or converting sectors.

Fine Papers Group

	Sales		OIBD		Assets(1)		OIBD/assets
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(%)
	2005	2004	2005	2004	2005	2004	2005	2004
Manufacturing	319	341	(105)	(10)
Distribution	421	409	(9)	7
Eliminations	(33)	(36)	—	—
	707	714	(114)	(3)	344	366	(33)%	(1)%
Specific items			105	—
Excluding specific items	707	714	(9)	(3)	344	366	(3)%	(1)%
Assets held for sale	(386)	(374)	(11)	(9)
Total excluding specific items and assets held for sale	321	340	(20)	(12)	344	366	(8)%	(5)%

(1)     Average total assets

	Shipments		Average selling price		Average selling price		Price reference
	(in thousands)		(in CAN$ /unit)		(in US$ /unit)		(in US$ /unit)
	2005	2004	2005	2004	2005	2004	2005	2004
Manufacturing	267st	289st	1,147	1,140	947	876	822	745

Sales for the Fine Papers Group amounted to $707 million in 2005, compared with $714 million for 2004. The pricing of our products increased in the second half of 2004 and during 2005 due to better market conditions. However, these price increases were affected by the strengthening of the Canadian dollar against the U.S. dollar. Shipments decreased by 7.6% compared to 2004 due to more market-related downtime for some products from our St-Jérôme uncoated paper mill, resulting from a decrease in demand. The distribution division, Cascades Resources, contributed total sales of $421 million for 2005, compared with $409 million in 2004. Cascades Resources’ shipments of paper products were 7.5% higher compared with the same period in 2004 but resale price per ton showed a reduction of 4% as well as its gross profit per ton which decreased by 5.6% as compared with 2004.

Fine Papers Group operating income before depreciation and amortization excluding specific items stood at a negative $9 million for the year, compared with a negative amount of $3 million for the same period in 2004. This reduction of $6 million is mainly due to decrease in the volume of shipments, an increase pulp costs and the appreciation of the Canadian dollar, which negatively impacted profitability by approximately $9 million during the last twelve months.

In 2005, the Company announced the permanent shutdown of its Thunder Bay, Ontario mill and also decided to close some equipment at its St-Jérôme mill resulting in an impairment charge, closure and restructuring costs of $86 million. Production at the Thunder Bay mill ceased January 21, 2006. This mill generated a negative operating income before depreciation and amortization of $11 million in 2005 and $10 million in 2004. According to CICA Section 3475, “Disposal of long-lived assets and discontinued operations”, the activity of Thunder Bay will be presented as a discontinued operation starting with the first quarter of 2006.

OIBD variance analysis

		Tissue	Fine		Assets held
(in millions of dollars)	Packaging	Papers	Papers	Corporate	for sale	Consolidated
OIBD for the year ended December 31, 2004 (excluding specific items)	190	76	(3)	(4)	(9)	250
Positive (negative) impact from:
Sales volume	2	13	(3)	—	—	12
Selling price	65	63	23	(9)	(1)	141
Raw materials(1)	(35)	(5)	(3)	—	—	(43)
Energy	(16)	(10)	(2)	—	—	(28)
Variation of the Canadian dollar(2)	(27)	(9)	(9)	9	1	(35)
Variable costs(3)	(24)	(6)	(14)	—	—	(44)
Fixed costs and other sectors(4)	5	(20)	2	4	(2)	(21)
Business acquisitions	19	—	—	—	—	19
OIBD excluding specific items	169	102	(9)	—	(11)	251
Specific items	(60)	(1)	(105)	7	18	(141)
OIBD for the year ended December 31, 2005	109	101	(114)	7	7	110

(1)     The impacts of these estimated costs are based on production costs per unit, which are affected by yield, mix changes, purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)     The estimated impact of foreign exchange is based on the Company’s national and export sales less purchases that are impacted by the CAN$/US$ variation.

(3)     The impacts of these estimated costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)     Includes all other costs such as repair and maintenance, selling and administration, profit sharing and the change in OIBD of operation units that are not in the manufacturing or converting sectors.

The Company recorded a loss of $9 million ($7 million after-tax) on the sale of its paper merchant division known as Cascades Resources. The net book value of these assets was revised to its net realizable value. The final purchase price will be adjusted during the year 2006. The Company also recorded in earnings a loss of $10 million representing the discounted amount of the legal settlement. These two items are presented in the results of the assets held for sale in the statement of earnings.

Other items analysis

Depreciation and amortization

Depreciation and amortization increased to $174 million in 2005, from $159 million for the corresponding period of 2004, primarily as a result of recent business acquisitions and capital expenditures.

Operating income

As a result of the above, operating income for the year decreased by $143 million to a loss of $64 million, compared with an income of $79 million for the same period in 2004. Operating margins decreased from 2.4% in 2004 to minus 1.8% in 2005.

Excluding specific items, operating income for the year stood at $77 million, compared with $91 million for the same period in 2004. Operating margins decreased from 2.8% in 2004 to 2.2%in 2005.

Interest expense

Interest expense increased to $83 million compared with $76 million in 2004. The debt level has increased when compared to 2004 but the strengthening of the Canadian dollar contributed to reducing the interest expense on the Company’s U.S.-denominated debts.

Financial instruments

During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of U.S.$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes. As this instrument was not designated as a hedge, an unrealized loss of $0.7 million was recorded in earnings in the first quarter. During the second quarter, the Company early-settled this swap agreement and a realized gain of $3 million has been recorded in earnings (included in specific items).

Foreign exchange gain on long-term debt

In 2005, the Company recorded a foreign exchange gain of $10 million on its own and its joint venture US-denominated debts, as the Canadian dollar went from $0.831 against the U.S. dollar as at December 31, 2004 to $0.858 as at December 31, 2005. This compares with a gain of $18 million in 2004. This gain had no impact on the Company’s liquidities.

Provision for income taxes

The income tax recovery for the year 2005 amounted to $41 million representing an effective tax rate of 30%. Excluding the impact of specific items, the tax rate would have been approximately 34%. The provision includes a charge of $4 million resulting from the tax rate increase in the province of Québec ($0.05 per share).

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate in higher than in Canada, notably in Germany and in the United States.

Share of results of significantly influenced company

The share of results of significantly influenced company is mainly attributable to our 43% participation in Boralex inc., a Canadian producer of green and renewable energy. Boralex’s results improved in 2005 due to better electricity prices in the U.S., to renewable energy certificates that gives Boralex a premium on the base price of electricity in some of its markets and to U.S. non-refundable tax credits for renewable energy producers. Boralex also had a positive adjustment of its tax provision.

Net earnings (loss)

As a result of the foregoing factors, the Company posted a net loss of $97 million, or $1.19 per share for 2005, versus net earnings of $23 million, or $0.28 per share, for 2004.

However, the Company posted net earnings when excluding specific items for 2005. The net earnings excluding these specific items decreased to $6 million or $0.07 per share compared to $16 million, or $0.20 per share in 2004.

Liquidity and capital resources

Cash flows from operating activities

Operating activities generated $84 million in 2005, as compared to $156 million in 2004. In 2005,changes in non-cash working capital components amounted to a use of funds of $10 million compared to a use of funds of $2 million in 2004. This use of cash is mainly attributable to an increase in inventories of finished products mainly in the Tissue Papers segment. Accounts receivable have also increased due to the higher level of sales in 2005. Accounts payable are higher at the end of 2005 due to provision for closure and restructuring costs which have not been paid for an amount of $55 million.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $94 million in 2005, or $1.16 per share compared with $158 million or $1.93 per share for the same period in 2004. An amount of $60 million ($0.74 per share) related to the closing and restructuring charges has reduced cash flow from operating activities in 2005. This cash flow measure is important for the Company in order to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

In 2005, investment activities required total cash resources of $168 million. The Company invested $121 million in property, plant and equipment. The major capital projects realized in 2005 for each business segment excluding corporate activities were:

•                  Packaging segment–Boxboard ($39M): Capacity increase in converting sector of its QSR business and other investment to improve quality of converting products.

•                  Packaging segment–Containerboard ($26M): Improvement of PM#2 at the Avot-Vallée, France mill and first phase of the upgrade of the paper machine at Cabano.

•                  Packaging segment–Specialty products ($10M): Installation of a new moulded pulp machine in its North Carolina plant.

•                  Tissue papers segment ($33M): Installation of a new converting line in Wisconsin and the upgrade of one of the paper machines in Candiac, which was completed during the third quarter of 2005. In 2005, we also added new equipment at the Memphis Tissue mill which began operating in the fourth quarter of 2004.

•                  Fine papers segment ($9M): Completion of the sim-sizer press and biogas projects at St-Jérôme and the optimization of the Breakeyville de-inked pulp mill.

During the first quarter of 2005, a joint venture of the Company (the Company’s share amounted to $4 million), sold a building for an amount of $8 million. During the second quarter of 2005, the Company sold a warehouse of the corporate sector for an amount of $15 million.

The Company also invested $8 million to acquire the packaging business of Dover Industries Limited, located in Canada, for the converting business of its Boxboard Group and $6 million to acquire certain assets of the paperboard division of Fraser Papers located in Edmundston, New-Brunswick.

On October 11, 2005, Norampac, a joint venture company, announced that it had completed the acquisition of three corrugated products converting plants, respectively located in Montréal, Québec, Le Gardeur, Québec and Belleville, Ontario, from SPB Canada inc. for an approximate consideration of $75 million (the Company’s share amounted to $38 million). The final purchase price has not yet been finalized.

Financing activities

In 2005, the Company borrowed an additional $174 million on its revolving facilities following the repayment of the balance of the 2004 purchase price of Dopaco in the amount of $57 million (US$46 million) and also due to the cash used by the working capital. It also redeemed 555,600 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $6 million.

Taking into account these transactions and the $13 million in dividends paid out during 2005, financing activities generated $86 million in liquidity.

Liquidity from assets held for sale

On March 31, 2005, the Company sold the distribution activities of its Tissue Papers segment for a total net consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing; $1 million will be received on the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009.

Consolidated financial position as at December 31, 2005

The Company has the following financial position and ratios:

Balance sheet data as at December 31,	2005	2004
(in millions of Canadian $)
Working capital(1)	594	577
% of sales(1)	15.4%	15.6%
Bank loan and advances	44	47
Current portion of long-term debt	8	58
Long-term debt	1,289	1,168
Total debt	1,341	1,273
Shareholders’ equity	897	1,059
Total equity and debt	2,238	2,332
Ratio debt / total equity and debt	59.9%	54.6%
Shareholders’ equity per share	$11.10	$13.02

(1)     Working capital includes accounts receivable plus inventories less accounts payables. It includes assets held for sale but excludes unpaid provision for closure and restructuring costs in the amount of $55 million

Long-term debt, including the current portion, increased following the cash requirements of the year. The current portion of long-term debt decreased by $50 million, mainly as a result of the payment of the balance of the purchase price for Dopaco, in the amount of $57 million, which was increased by $5 million as compared with 2004. The Company had $274 million (net of letter of credit in the amount of $9 million) available under its $550 million revolving credit facility at the end of the year. The Company’s joint ventures had $126 million of credit availability as at December 31, 2005.

The liquidity available via the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $110 million for 2006 including our share of the joint ventures.

Refinancing of debt

On October 31, 2005, the Company announced the completion of the refinancing of its $500 million credit facility originally put in place in February 2003. The new $550 million credit facility includes a five-year $450 million revolving facility and a seven-year $100 million term facility. The seven-year term facility can be reimbursed without penalty, at the Company’s option any time prior to maturity. With the enhancement of its financial terms, this facility will provide the Company with increased financial flexibility through improved financial covenants while reducing interest expenses and extending the maturity date originally scheduled for February 2007 until 2010 for $450 million and 2012 for $100 million.

Evolution of credit ratings for Senior Notes

Cascades’s outstanding Senior Notes have been rated BBB(low) by Dominion Bond Rating Service (“DBRS”), Ba3 by Moody’s Investor Service Inc. (“Moody’s”) and BB- by Standard & Poor’s Corporation (“S&P”), each a “Rating agency”.

The following table reflects the Company’s Senior Notes credit rating at the date of the approval of this MD&A by the Board of Directors and their evolution compared to last year:

Credit Rating	Moody’s	Standard & Poor’s	DBRS
2004	Ba3 (stable)	BB+ (negative)	BBB (low) (stable)
2005	Ba3 (stable)	BB – (negative)	BBB (low) (Negative)

Capital stock information

As at December 31, 2005, the capital stock issued and outstanding consisted of 80,818,540 common shares (81,361,580 as at December 31, 2004). As at December 31, 2005, 2,115,167 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

Contractual obligations and other commitments

The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2005:

Contractual obligations

			Years 2007	Years 2009
Payment due by period (in millions of dollars)	Total	Year 2006	and 2008	and 2010	Thereafter
Long-term debt	1,286	3	63	173	1,047
Capital lease	12	6	6	—	—
Operating lease	178	40	58	37	43
Purchase obligations	496	120	178	93	105
Legal settlement	12	—	2	4	6
Total contractual obligations	1,984	169	307	307	1,201

Transactions with related parties

The Company has also entered into various agreements with its joint ventures, significantly influenced companies and entities controlled by one or more directors for the supply of raw materials, including recycled paper, virgin pulp and energy, supply of unconverted and converted products, sale and lease of equipment and other agreements in the normal course of business. The aggregate amount of sales from the Company to its joint ventures and other affiliates was $61 million and $82 million for 2004 and 2005, respectively. The aggregate amount of sales from the joint ventures and other affiliates to the Company was $69 million and $53 million for 2004 and 2005, respectively. The aggregate amount of sales from entities controlled by one or more of our directors to us was $6 million and $2 million for 2004 and 2005, respectively. The previous figures include 100% of the joint ventures participation.

Off-balance sheet arrangements

In the normal course of business, we finance certain of our activities off-balance sheet through leases. We enter into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2005, are included in the contractual obligations table above.

Critical accounting policies

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Impairment of tangible assets

At least annually, we assess whether there has been a permanent impairment in the value of assets. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the asset as of the assessment date. Estimates of future cash flows and fair values require judgment and may change.

Valuation of identifiable intangible assets and goodwill

Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often involve the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amount of amortization expense recognized in future periods. The Company reviews the carrying values of all identifiable intangible assets and goodwill when certain conditions arise to determine whether any impairment has occurred.

Income taxes

The Company is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense, and consequently affect the Company’s net earnings in the relevant year.

Pension and post-retirement benefit costs

Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future, resulting from fluctuations in headcount in addition to changes in the assumptions.

Environmental cleanup costs

The Company expenses environmental expenditures related to existing conditions caused by past or current operations and from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, applicable laws and regulations, and prior experience in remediation of contaminated sites. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.

Collectibility of accounts receivable

In order to record its accounts receivable at their net realizable value, the Company must assess their collectibility. A considerable amount of judgment is required in order to make this assessment, including a review of the aging of its receivables and the current creditworthiness of each customer. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

Introduction of new accounting policies in 2005

Variable interest entities

On January 1, 2005, the Company adopted prospectively Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities”. The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this standard did not have any material impact on the financial position or results of operations of the Company.

New accounting policies not yet adopted

Financial instruments, hedging, capital assets and comprehensive income

In January 2005, the CICA published four new sections: Section 1530, “Comprehensive Income”; Section 3251, “Equity”; Section 3855, “Financial Instruments—Recognition and Measurement”; and Section 3865, “Hedges”. These new standards regarding recognition and measurement of financial instruments, hedging and comprehensive income have been created to harmonize with the generally accepted accounting policies already used in the United States (U.S. GAAP). These new standards have to be adopted by the Company at the latest for the period beginning January 1, 2007, but early adoption is encouraged. The Company is presently evaluating the impact of these new standards.

Non-monetary Transactions

In June 2005, the CICA revised the existing Section 3830 “Non-monetary Transactions” and replaced it by Section 3831 “Non-monetary Transactions”. The revised standard replaces the current exception from measurement of a non-monetary transaction at fair value for non-monetary exchanges which do not represent the culmination of the earnings process, with an exception based on whether the transaction has commercial substance. The revised standard will be applied to non-monetary transactions initiated in periods beginning after January 1, 2006.

Environmental issues

The Company is subject to environmental laws and regulations imposed by the various governmental and regulatory authorities in all the countries where it operates. The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, as well as other applicable legislation in the United States, Canada and Europe that hold companies accountable for the investigation and remediation of hazardous substances.

The Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements.

The European subsidiaries of the Company and its joint ventures are also subject to the Pre-Kyoto protocol in order to reduce world-wideCO2 emission. Each unit has been allocated emission rights based on their 2002 emission level (“CO2 quota”). On a yearly calendar basis, if the emissions are higher than the quota, the Company must buy on the open market the necessary credits to cover its deficit. However, if the Company has a credit surplus, it can sell it on the open market for cash settlement. The Company is always focussing on reducing its CO2 emission and in 2005 certain subsidiaries were in a surplus credit situation and sold 29,500 tons of CO2 credits on the open market for an amount of €0.6 million. This amount was recorded in earnings. The same regulations should be implemented in Canada starting in January 2008. However, at this time, it is impossible to evaluate the impact on the Canadian Company’s units as quotas are not yet defined.

Internal controls

The ambitious Sarbanes Oxley certification process for the Company advanced significantly in 2005: the documentation and analysis for most of the selected business units has been completed. In the course of this work, some internal control deficiencies have been identified. The action plans to resolve them have either been implemented or are in the course of being implemented. In 2006, the corrective measures will continue to be implemented and the documentation already accumulated will be integrated in a newly developed software in order to reinforce the controls in place at all levels of the Company.

Risk management

The Company is exposed to certain market risks as part of its ongoing business operations, including risks from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Company’s financial condition, results of operations and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. The Company uses these derivative financial instruments as risk management tools and not for speculative investment purposes.

The following chart provides a quantitative illustration of the impact on the Company’s annual operating income before depreciation and amortization from possible changes in the prices of its principal products, the cost of raw materials and energy, and the exchange rate of the U.S. dollar. This is based on 2005 shipments as adjusted for expected increase in shipments as a result of recent acquisitions, assuming for each price change that all other variables remain constant. To reduce the Company’s vulnerability to selling price fluctuations, some of our operations have implemented risk management programs. The Company uses financial hedges on the selling prices of certain finished products or on the purchase cost of certain raw materials to cover part of the risk related to price fluctuations. Also, from time to time, the Company negotiates term contracts to protect itself against increases in energy prices, including natural gas, for periods of up to 60 months. In addition, by selling marketable pulp in the open market, the Company is able to limit its vulnerability to price fluctuations for this raw material.

Sensitivity analysis(1)

	Volume	Unit	Change	OIBD Impact(1)
	(in millions of short tons with the exception of natural gas in mmBtu)			(in millions of dollars)
Selling prices (manufacturing)(2)
Boxboard	889	U.S./ST	$25	26
Containerboard(3)	715	U.S./ST	$25	21
Specialty Products (paper only)	198	U.S./ST	$25	6
Tissue	425	U.S./ST	$25	12
Fine Papers	267	U.S./ST	$25	8
Input cost
Recycled papers(3)
Brown grades	622	U.S./ST	$15	(11)
Groundwood grades	455	U.S./ST	$15	(8)
White grades	892	U.S./ST	$15	(16)
Commercial pulp(3),(4)	159	U.S./MT	$30	(6)
Natural gas(3)	12,710,000	U.S./mmBTu	$0.10	(2)
Foreign exchange
(Change of US$0.01 vs CAN$) (3),(5)
Net sales in US$ from Canadian operations				(3)
Net sales in Canada impacted by US$ effect				(3)
U.S. subsidiaries translation				(1)

(1)     Sensitivity calculated according to 2005 volumes and with an exchange rate of 1.17 CAN$/US$, excluding hedging programs and excluding the impact of related expenses such as discounts, commissions on sales and profit sharing.

(2)     Total shipments, including internal shipments.

(3)     Includes our 50% share of our joint venture Norampac Inc.

(4)     Considering our external purchases net of tons sold.

(5)     Using a change from 1.17 CAN$/US$ to 1.16 CAN$/US$. Note that impact of a change of exchange rate is not linear. In other words, the incidence of a change from 1.17 CAN$/US$ to 1.16 CAN$/US$ is different than a change from 1.25 CAN$/US$ to 1.24 CAN$/US$.

Interest risk

The Company’s principal interest rate risks relate to outstanding debt obligations. As of December 31, 2005, approximately 26% (17% in 2004) of its long-term debt accrued interest at floating rates. A 1% change in the interest rates applicable to its actual variable rate debt would have a $3.3 million effect on interest expense.

In addition, a joint venture holds certain interest rate swap agreements designated as hedges. These contracts have the objective of covering the variation of the fair value for part of the promissory note from our joint venture caused by the variation in interest rates. The interest rate has been subsequently fixed at 6.23% for a notional amount of $25 million maturing in 2013.

Foreign currency risk

The Company is exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. A significant portion of the Company’s debt is denominated in foreign currencies and so is exposed to foreign currency risks related to interest on this debt and its repayment. The Company is also exposed to exchange rate risks when its sales are in foreign currencies and its costs are not. Fluctuations in exchange rates may adversely affect its ability to compete with non-local producers as well as to export its products. The Company’s objective is to minimize its exposure to these risks through its normal operating activities and, where appropriate, through foreign currency forward contracts. Our policy is to negotiate forward exchange contracts that can cover up to 50% of the net exposure to currency fluctuations for periods of 12 to 18 months. In 2005, approximately 24% of the Company’s total sales from its Canadian operations were made in the United States. Gains and losses arising from these contracts are applied to earnings only when they are realized. The fair value of these contracts represented unrealized gains as of December 31, 2005 of $1.5 million ($12.3 million as of December 31, 2004).

Credit risks

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include an analysis of the financial position of its customers and a regular review of their credit limits. The Company believes there is no particular concentration of credit risks, due to the geographic diversity of its customers and its procedures for the management of commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations. The Company reduces this risk by dealing with creditworthy financial institutions.

Commodity price risk

The Company and a joint venture entered into various derivative financial instruments whereby it sets the price for notional quantities of old corrugated containers, electricity, natural gas, unbleached 42-lb. kraft linerboard and 26-lb. semi-chemical corrugated medium. In 2004 and in 2005, gains and losses arising from electricity contracts and natural gas contracts are applied to earnings only when they are realized, whereas all other types of contracts are accounted for at fair value. The fair value of these contracts represented unrealized gains as of December 31, 2005 of $29 million ($5 million as of December 31, 2004).

Additional information on our North American natural gas and electricity hedging programs.

North American natural gas hedging (1)

	United States	Canada
Natural gas consumption	26%	74%
% of consumption hedged	37%	44%
Average price – hedge book	US$ 7.84/MMBtu	$7.03/GJ

North American electricity hedging (1)

	United States	Canada
Electricity consumption	22%	78%
Electricity consumption in a regulated market	57%	63%
% of consumption hedged in a deregulated market	40%	41%
Average price – hedge book	US$ 0.043/KWh	$0.045/KWh

(1)     Includes our 50% share of our joint venture Norampac Inc.

Outlook

The Boxboard Group is expected to continue to be confronted with difficult market conditions,especially in recycled grades for both the European and north-american markets. This situation may lead to further industry rationalization, including merger and acquisition activity and Cascades is willing, given proper conditions, to participate in this process. In addition, it is expected that market-related downtime may at times be necessary throughout the year to avoid building excess inventories. In 2006, the Company intends to direct its capital expenditures within this sector primarily towards converting assets. This effort will be complemented by a growing emphasis on new product development. Overall, both of these gestures are intended to support the long-term objective of growing the overall integration rate.

The Containerboard Group also intends to continue in 2006 to focus on maintaining the right balance between production and inventory levels. Better industry operating rates are expected to support improved containerboard prices achieved early in 2006 and old corrugated container prices are expected to be stable or slightly higher for the remainder of the year. In case such an increase were to materialize, its impact should however be mitigated by our year-end physical inventory (OCC is the main type of recycled papers used within this Group). Following the closure of a machine in Red Rock (Ontario) in 2005, and in light of the future evolution of certain input costs, the Group may proceed to further rationalization of its Canadian manufacturing capacity while optimizing its North American converting operations. In conjunction with these potential measures, while maintaining its customer-oriented approach, the group may explore selective growth opportunities in the United States in order to gain a better geographical balance between its manufacturing and customer base and also with the goal to achieve logistical gains.

The Speciality products Group intends in 2006 to re-evaluate its portfolio of 26 diverse production units which often tend to offer limited cross synergies as well as to sharpen its focus on North-American operations. At the same time, the Group will continue to develop synergies with other Cascades Groups and will assume the management of the St-Jérôme specialty fine papers mill and related assets. The Speciality products Group intends to expand its product offering as a result of increased research and development efforts. The Group also intends to expand and optimize its strategic activities of waste paper recovery and processing.

Overall, fundamental demand for tissue is expected to remain healthy and the Company anticipates that market conditions will remain relatively favourable. Our operations are anticipated to benefit from relatively stable selling and sorted office papers pricing environments (SOP is the main type of recycled papers used within this Group). The Group remains sensitive to high natural gas prices which, however, will be mitigated by the Company’s year-end hedging positions. In 2006, the Group will continue its development of higher-end products, try to leverage the favourable market positioning of its environmentally friendly products and may also consider redeploying a limited number of its converting lines in order to gain a better geographical balance between its manufacturing and customer base. The expansion of primary (manufacturing) capacity remains possible, but the Company wishes to make the best choice in regards to location, typed of equipment as well as reunite advantageous financing and energy supply conditions.

Following the closure of the Thunder Bay coated fine papers mill in early 2006 and the divestiture of its paper merchant network, announced late in 2005, the management of the remaining assets of this Group will be transferred to the Speciality Products Group during the course of the year. The main remaining asset, the St-Jérôme uncoated paper mill is still facing challenging times. However management has put in place a significant profitability improvement program that is expected to show benefits in the second part of 2006. In addition, recent capacity closures in North-America and generally improving market conditions in the uncoated paper business should help this unit. Over the long term, this mill will aim to realign its product mix, expand its speciality paper and high recycled content paper offering and improve its cost structure.

Quarterly results (1)

(in million of dollars, except amounts per share)	2005
(unaudited)	March 31	June 30	September 30	December 31	Total
Sales	843	901	874	842	3,460
OIBD	61	73	42	(66)	110
Operating income (loss)	17	29	(2)	(108)	(64)
Net earnings (loss) from continuing operations	(3)	3	1	(88)	(87)
Basic and diluted per common share	$(0.03)	$0.03	$0.02	$(1.09)	$(1.07)
Net earnings (loss)	—	4	3	(104)	(97)
Basic and diluted per common share	—	$0.05	$0.04	$(1.28)	$(1.19)
Cash flow from operations	31	38	36	(11)	94
per common share	$0.38	$0.47	$0.44	$(0.13)	$1.16
Excluding specific items(1)
OIBD	59	69	65	58	251
Operating income	15	25	21	16	77
Net earnings (loss) from continuing	(4)	3	—	1	—
operations per common share	$(0.04)	$0.03	—	$0.01	—
Net earnings (loss)	(1)	4	2	1	6
per common share	$(0.01)	$0.05	$0.02	$0.01	$0.07
Cash flow from operations	31	38	46	39	154
per common share	$0.38	$0.47	$0.56	$0.49	$1.90

(in million of dollars, except amounts per share)	2004
(unaudited)	March 31	June 30	September 30	December 31	Total
Sales	763	831	854	806	3,254
OIBD	54	66	74	44	238
Operating income (loss)	15	27	34	3	79
Net earnings (loss) from continuing operations	(7)	(3)	25	5	20
Basic and diluted per common share	$(0.09)	$(0.03)	$0.31	$0.06	$0.25
Net earnings (loss)	(6)	(3)	27	5	23
Basic and diluted per common share	$(0.08)	$(0.03)	$0.33	$0.06	$0.28
Cash flow from operations	31	42	48	37	158
per common share	$0.38	$0.51	$0.59	$0.45	$1.93
Excluding specific items(1)
OIBD	49	65	78	58	250
Operating income (loss)	10	26	38	17	91
Net earnings (loss) from continuing	(6)	5	12	2	13
operations per common share	$(0.08)	$0.07	$0.15	$0.03	$0.17
Net earnings (loss)	(5)	5	14	2	16
per common share	$(0.07)	$0.07	$0.17	$0.03	$0.20
Cash flow from operations	31	42	48	37	158
per common share	$0.38	$0.51	$0.59	$0.45	$1.93

(1).    The reconciliation items of the non-GAAP measures in this table are the same as these of the annual results included in the next section on pages 41, 42 and 43.

Comments on the results of the fourth quarter of 2005

Mostly as a result of recent business acquisitions, sales increased by 4.5% during the fourth quarter of 2005, amounting to $842 million compared with $806 million for the same period last year. Operating losses amounted to a negative $108 million for the period compared to operating income of $3 million last year. In general, higher prices were offset by increased energy and chemical costs and the appreciation of the CAN$/US$exchange rate. In addition, we recorded during the quarter some impairment, closure and restructuring charges for an after-tax amount of $105 million. Finally, included in the previous amount, we also recorded under the classification of assets held for sale, a $7 million after-tax loss on disposal of our Fine papers distribution assets (closing in February 2006) and also a $10 million charge(non tax-deductible) resulting from a fine imposed on the Company by the Canadian Commissioner of Competition.

Net earnings for the fourth quarter ended December 31, 2005, amounted to a loss of $104 million ($1.28 per share) or $1 million of net earnings excluding specific items ($0.01 per share) compared to net earnings of $5 million ($0.06 per share) or net earnings of $2 million, excluding specific items, ($0.03 per share) for the same period in 2004.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used, as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures, excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP, is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of dollars)	2005	2004	2003
Net earnings (loss)	(97)	23	55
Net (earnings) loss from assets held for sale	10	(3)	(4)
Share of results of significantly influenced companies	(7)	(2)	3
Provision (recovery) for income taxes	(41)	2	10
Loss on long-term debt refinancing	—	1	22
Gain on derivative financial instruments	(2)	—	—
Foreign exchange gain on long-term debt	(10)	(18)	(72)
Interest expense	83	76	80
Operating income (loss)	(64)	79	94
Specific items:
Impairment loss on property, plant and equipment	67	18	—
Closure and restructuring costs	76	—	—
Unusual gains	(10)	(4)	—
Unrealized loss (gain) on financial derivative instruments	8	(2)	—
	141	12	—
Operating income excluding specific items	77	91	94
Depreciation and amortization	174	159	143
Operating income before depreciation and amortization excluding specific items	251	250	237

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share(1)
(in millions of dollars, except amounts per share)	2005	2004	2003	2005	2004	2003
As per GAAP	(97)	23	55	$(1.19)	$0.28	$0.66
Specific items:
Impairment loss on property, plant and equipment	67	18	—	$0.55	$0.15	—
Closure and restructuring costs	76	—	—	$0.63	—	—
Unusual gains	(10)	(4)	—	$(0.10)	$(0.03)	—
Unrealized loss (gain) on financial derivative instruments	8	(2)	—	$0.07	$(0.02)	—
Unusual losses included in assets held for sale	18	—	—	$0.19	—	—
Gain on derivative financial instruments	(2)	—	—	$(0.03)	—	—
Foreign exchange gain on long-term debt	(10)	(18)	(72)	$(0.10)	$(0.19)	$(0.77)
Loss on long-term debt refinancing	—	1	22	—	$0.01	$0.18
Share of results of significantly influenced companies	—	—	4	—	—	$0.05
Adjustment of statutory tax rate	4	—	5	$0.05	—	$0.07
Tax effect on specific items	(48)	(2)	2	—	—	—
	103	(7)	(39)	$1.26	$(0.08)	$(0.47)
Excluding specific items	6	16	16	$0.07	$0.20	$0.19

(1)     Specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by operating activities to operating income and operating income before depreciation and amortization:

(in millions of dollars)	2005	2004	2003
Cash flow provided by operating activities	84	156	126
Changes in non-cash working capital components	10	2	32
Depreciation and amortization	(174)	(159)	(143)
Current income taxes	14	22	11
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	83	76	80
Unusual gains	10	4	—
Impairment loss on property, plant and equipment	(67)	(18)	—
Closure and restructuring costs	(16)	—	—
Unrealized loss (gain) on derivative financial commodity instruments	(8)	2	—
Gain on derivative financial instruments	(2)	—	—
Other non-cash adjustments	2	(6)	(12)
Operating income (loss) from continuing operations	(64)	79	94
Depreciation and amortization	174	159	143
Operating income before depreciation and amortization	110	238	237

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	2005	2004	2003	2005	2004	2003
Cash flow provided by operating activities	84	156	126
Changes in non-cash working capital components	10	2	32
Cash flow from operations	94	158	158	$1.16	$1.93	$1.93
Specific items:
Closure and restructuring costs	60			$0.74
Excluding specific items	154	158	158	$1.90	$1.93	$1.93

Additional Information

Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com.